UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

**Date of Report: August 11, 2005**
(Date of earliest event reported)

**KIMBERLY-CLARK CORPORATION**
(Exact name of registrant as specified in its charter)

| **Delaware** | **1-225** | **39-0394230** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **P.O. Box 619100, Dallas, Texas** | **75261-9100** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

**(972) 281-1200**
(Registrant's telephone number, including area code)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance
Sheet Arrangement of a Registrant

On August 11, 2005, Kimberly-Clark Corporation (the "Corporation") completed a public offering of 4.875 percent notes, in the aggregate principal amount of $300 million, due August 15, 2015 (the "Notes").  The Notes were priced at 99.616 percent of the principal amount to yield 4.924 percent.  The public offering is underwritten by Citigroup Global Markets Inc., J.P. Morgan Securities, Inc., Banc of America Securities LLC, Barclays Capital Inc., HSBC Securities (USA) Inc., UBS Securities LLC, Goldman, Sachs & Co., and Merrill Lynch, Pierce, Fenner & Smith.

Proceeds from the sale of the Notes will be used for general corporate purposes and for reduction of existing indebtedness, including portions of the Corporation's currently outstanding commercial paper program.

The Corporation may redeem the Notes at any time, either as a whole or in part, at a price equal to the greater of

- 100 percent of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, and
- the sum of the present value of the remaining scheduled payments, plus accrued and unpaid interest.

The Notes are not entitled to the benefit of a sinking fund.

The Notes may also be accelerated in the event of default including the following:

- the Corporation's failure to pay principal or premium, if any, on the Notes when due;
- the Corporation's failure to pay interest on the Notes when due, continued for 30 days;
- the Corporation's failure to perform any other covenant in the indenture that is applicable to the Notes, continued for 90 days after written notice; and
- certain events involving bankruptcy, insolvency or reorganization.

The information contained in this Current Report on Form 8-K is neither an offer to sell nor a solicitation of an offer to buy any of the Notes.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


KIMBERLY-CLARK CORPORATION


Date:  August 12, 2005                    By:   /s/ Mark A. Buthman
                                                Mark A. Buthman
                                                Senior Vice President and
                                                Chief Financial Officer